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No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933. Subject to certain exceptions, these securities may not be offered, sold or delivered within the United States of America or to U.S. persons.

This short form base shelf prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of MI Developments Inc. at 455 Magna Drive, Aurora, Ontario, L4G 7A9, (905) 713-6322. For the purpose of the Province of Québec, this short form base shelf prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of MI Developments Inc. at the above-mentioned address and telephone number.

Short Form Base Shelf Prospectus

New Issue	March 19, 2004

MI DEVELOPMENTS INC.

Cdn.$650,000,000

Debt Securities
(Unsecured)

We may offer and issue from time to time one or more series of unsecured debt securities, which we refer to in this prospectus as debt securities. We may issue debt securities in an aggregate principal amount of up to Cdn.$650,000,000 (or the equivalent thereof in one or more foreign currencies or composite currencies, based on the applicable exchange rate at the time of offering) which may consist of debentures, notes and/or other unsecured evidences of indebtedness or other instruments during the 25-month period that this prospectus remains valid.

The debt securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific terms of any offering of debt securities will be set forth in a prospectus supplement, including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption provisions (if any), the repayment terms, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the debt securities. We also reserve the right to include in a prospectus supplement specific variable terms pertaining to the debt securities which are not within the descriptions set forth in this prospectus.

We may sell the debt securities to or through underwriters or dealers purchasing as principals, and may also sell the debt securities to one or more purchasers directly or through agents. The prospectus supplement relating to a particular series or issue of debt securities will identify each underwriter, dealer or agent engaged by us, as the case may be, in connection with the offering and sale of that series or issue, and will set forth the terms of the offering of such series or issue, including, to the extent applicable, the proceeds to us and any fees payable to underwriters, dealers or agents. Unless otherwise specified in an applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If you are provided with different or inconsistent information, you should not rely on it. We are not making an offer to sell in any jurisdiction where the offer or sale is not permitted.

        In this prospectus, unless otherwise defined herein or the context otherwise requires, when we use the terms "we", "us" "our" and "MID", we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries). When we use the term "MEC", we are referring to Magna Entertainment Corp. and its subsidiaries unless the context otherwise requires. When we use the terms "our real estate business", "our properties", "our income-producing properties", "our real estate assets" or similar expressions, we are referring to the real estate business, properties and assets owned by us, but we are not including the business, real estate properties and assets of MEC, unless the context otherwise requires. When we use the term "Magna", we are referring to Magna International Inc. When we use the term the "Magna group", unless the context otherwise requires, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities. All dollar amounts referred to in this prospectus are in U.S. dollars unless otherwise specifically expressed. We publish our financial statements in U.S. dollars.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of MID at 455 Magna Drive, Aurora, Ontario, L4G 7A9, (905) 713-6322. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of MID at the above-mentioned address and telephone number.

        The following documents, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  the Annual Information Form dated November 17, 2003, including "Risks Related to Our Investment in Magna Entertainment Corp." incorporated by reference therein from pages 24 to 35 of MID's final prospectus dated August 18, 2003;

  (b)
  the unaudited interim consolidated financial statements of MID for the nine months ended September 30, 2003;

  (c)
  Management's Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2003;

  (d)
  the Audited Combined Financial Statements of MID as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, provided in MID's final prospectus dated August 18, 2003, starting on page F-32;

  (e)
  Management's Discussion and Analysis of Annual Results of Operations and Financial Condition for the year ended December 31, 2002 provided in MID's final prospectus dated August 18, 2003, starting on page 72;

  (f)
  the material change report dated January 19, 2004 relating to the resignation of Mr. William J. Biggar as President and Chief Executive Officer and the appointment of Mr. Werner Czernohorsky as President;

  (g)
  the material change report dated February 12, 2004 relating to the impact on MID of certain non-cash charges from the racing operations of MEC;

  (h)
  the material change report dated March 4, 2004 relating to the appointment of Mr. Brian Tobin as Chief Executive Officer;

  (i)
  the material change report dated March 11, 2004 relating to the financial results of MID for the three months and year ended December 31, 2003;

  (j)
  the material change report dated March 18, 2004 relating to the resignation of Werner Czernohorsky as President and as Deputy Chairman of the Board; and

  (k)
  the prospectus supplements in respect of this prospectus as of the date of each such prospectus supplement.

        Any documents of the type referred to above and any information circulars (excluding those portions which, pursuant to National Instrument 44-101, are not required to be incorporated by reference) filed by MID with the various securities commissions or similar authorities in Canada after the date of this prospectus and prior to the completion or withdrawal of any offering under any prospectus supplement, shall be deemed to be incorporated by reference into this prospectus.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors' report thereon and management's discussion and analysis contained therein being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, quarterly management's discussion and analysis and material change reports filed prior to the commencement of our financial year in which the new annual information form was filed shall be deemed no longer to be incorporated by reference in this prospectus for the purpose of future offers and sales of debt securities hereunder.

        A prospectus supplement containing the specific terms of any offering of debt securities, together with any additional or updated information that we elect to include therein, will be delivered to purchasers of such debt securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of the debt securities covered by that prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information contained in this prospectus may contain "forward-looking statements". Forward-looking statements may include, among others, statements regarding our future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this prospectus we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, those described under the heading "Risk Factors", and could cause actual events or results to differ materially from those projected in any forward-looking statements. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this prospectus to reflect subsequent information, events or circumstances or otherwise.

OUR COMPANY

        We are a real estate operating company engaged in the ownership, management, leasing, development and acquisition of income-producing industrial and commercial real estate properties. Our income-producing property portfolio includes 106 industrial and commercial properties located in Canada, the United States, Mexico and Europe, representing approximately 24.4 million square feet of leaseable area with an aggregate net book value of $1,088 million at December 31, 2003. This portfolio represents approximately 89% of the net book value of our real estate assets. Members of the Magna group are our primary tenants and currently provide in excess of 99% of the annual real estate revenue generated by our income-producing properties.

        Magna, the most diversified automotive supplier in the world, is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust.

        Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's consolidated gross revenues for the year ended December 31, 2003 were approximately $15.3 billion and its net income for the same period was approximately $522 million. Magna is currently rated 'A' with a stable outlook by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and 'A' with a stable outlook by Dominion Bond Rating Service Limited ("DBRS"). The Magna group's manufacturing, product development and engineering facilities are organized as autonomous operating divisions under one of six automotive systems groups, three of which are public companies (namely, Decoma International Inc., Intier Automotive Inc. and Tesma International Inc.), in which Magna retains a significant equity stake and voting control, and three of which are wholly-owned (namely, Magna Steyr, Cosma International and Magna Donnelly).

        We also hold a controlling investment in MEC, a publicly traded company. MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC has substantial real estate holdings associated with its racetracks in the United States, including holdings in excess of that needed to support its racing operations. Many of the racetracks are located in large urban centres in the United States and some of them are slated for redevelopment over the short to medium term. The excess lands located in proximity to MEC's racetracks totalled 314 acres with a net book value of $97.2 million as at December 31, 2003. We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue the development of underutilized lands around its racetracks or undertake other commercial real estate developments. We believe that this investment will also allow us to share in the future growth of MEC. We also anticipate that there will be opportunities to participate in the redevelopment of a number of MEC's existing racetrack properties and in the development of some of MEC's new racetrack developments.

        We are the successor corporation to four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MI Developments Inc. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and its controlling investment in MEC. Our Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record at 5 p.m. on August 29, 2003 on the basis of one of our Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the Toronto Stock Exchange under the symbols "MIM.A" and "MIM.B", respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange under the symbol "MIM".

        Our registered head office is located at 455 Magna Drive, Aurora, Ontario, L4G 7A9, and our general telephone number is (905) 713-6322.

CREDIT RATINGS

        We have received a BBB (high) rating from DBRS and a Baa2 rating from Moody's Investors Service, Inc. (referred to as "Moody's") in respect of our debt securities to be issued pursuant to this prospectus.

        According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. DBRS also assigns rating trends to each of its ratings to give investors an understanding of DBRS' opinion regarding the outlook for the rating in question.

        According to the Moody's rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

        The credit ratings accorded to our debt securities by DBRS and Moody's are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that either rating will remain in effect for any given period of time or that either rating will not be revised or withdrawn entirely by DBRS or Moody's in the future if in its judgment circumstances so warrant.

USE OF PROCEEDS

        The net proceeds derived from the issue of debt securities will be their issue price less the commission paid in connection with such issuance. Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issue of debt securities will be used for our general corporate purposes, including, without limitation, acquisitions and the development of real estate as opportunities become available to us. These may include opportunities arising from our ongoing relationship with the Magna group, as well as development and re-development projects that we may enter into with respect to land and facilities owned by MEC.

DESCRIPTION OF THE DEBT SECURITIES

        The terms and conditions set forth in this "Description of the Debt Securities" section will apply to each debt security unless otherwise specified in a prospectus supplement. In this section describing debt securities, "we", "us", "our" or "MID" refers only to MI Developments Inc. and not any of its subsidiaries or its interests in partnerships and other entities.

        In this section, we describe certain general terms and provisions of the debt securities. We will provide particular terms and provisions of a particular series of debt securities and a description of how the general terms and provisions described below may apply to that series in a prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, you should refer to both the applicable prospectus supplement relating to that series and the following description of the debt securities.

        The debt securities will be issued under an indenture to be entered into between MID and an indenture trustee (the "Trustee") as it may be supplemented by supplemental indentures from time to time (collectively, the "Indenture"). As of the date hereof, no debt securities are outstanding under the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture.

General

        We may issue debt securities pursuant to this prospectus from time to time at our discretion, at prices, in currencies and on terms determined at the time of issue in an aggregate amount not to exceed Cdn.$650,000,000 (or the equivalent thereof in one or more foreign currencies or composite currencies) during the 25-month period that this prospectus, including any amendments hereto, remains valid. The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other evidences of indebtedness) that we may issue under the Indenture and does not limit the amount of other indebtedness we may incur, other than as described below under "— Limitation on Additional Indebtedness". We may incur additional indebtedness under other indentures, and other than through an offering of debt securities under this prospectus.

        The applicable prospectus supplement will describe the specific terms of the debt securities being offered. Those terms may include, but are not limited to, any of the following:

  •
  the authorized principal amount, currency of payment and series designation of such debt securities;

  •
  the issue date or dates of the debt securities of such series;

  •
  the maturity date or dates of the debt securities of such series, or the manner of determining such dates, or that the debt securities are payable on demand;

  •
  the interest rate (whether fixed or variable) or rates to be borne by the debt securities of such series or the manner of determining such rate or rates, and the payment dates for interest on debt securities of such series;

  •
  the paying agent(s) and the place or places of payment of the principal and redemption price, if any, of and interest on, the debt securities of such series or the manner of appointing and designating the same;

  •
  if applicable, the redemption or repurchase prices and the redemption or repurchase terms for the debt securities of such series, or the manner of determining such price and terms and the manner of selecting the debt securities to be redeemed or repurchased;

  •
  any deletions from, modifications of or additions to the Events of Default (as described below) or covenants of MID with respect to debt securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture; and

  •
  any other provisions deemed advisable by us which do not conflict with the provisions of the Indenture.

        We will describe the principal Canadian federal income tax consequences to prospective purchasers of debt securities in the applicable prospectus supplement.

Ranking and Other Indebtedness

        Debt securities issued under the Indenture will be direct unsubordinated unsecured obligations of MID and will rank equally and rateably with each other and all of our other unsecured and unsubordinated indebtedness.

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable prospectus supplement, we will issue debt securities only in fully registered form without coupons and in denominations of Cdn.$1,000 and multiples of Cdn.$1,000. Debt securities may be presented for exchange, and registered debt securities may be presented for registration of transfer, as provided in the Indenture and in the applicable prospectus supplement. We or the Trustee may require payment of service charges or other amounts sufficient to cover any taxes or other governmental charges due in connection with an exchange or a transfer. The Trustee acts as our agent for registering debt securities in the names of holders and registering the transfer of debt securities.

        If a debt security is issued as a registered global security, only the depository — e.g. The Canadian Depository for Securities Limited ("CDS") — will be entitled to transfer and exchange the debt security as described in this paragraph, since the depository will be the sole registered holder of the debt security. See "— Registered Global Securities".

Registered Global Securities

        The registered debt securities of a particular series may be issued in the form of one or more registered global securities which will be registered in the name of and be deposited with a depository, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depository for such registered global security to a nominee of such depository, by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor.

        The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a registered global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depository arrangements.

        Upon the issuance of a registered global security, the depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of such persons having accounts with such depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such debt securities, or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the depository for a registered global security or its nominee is the registered owner thereof, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the Indenture, unless otherwise required by law. Except as provided below, owners of beneficial interests in a registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Principal and interest payments on a registered global security registered in the name of a depository or its nominee will be made to such depository or nominee, as the case may be, as the registered owner of such registered global security. None of MID, the Trustee or any paying agent for debt securities of the series represented by such registered global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such registered global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that the depository for a registered global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depository or its nominee. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If the depository for a registered global security representing debt securities of a particular series is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will issue registered debt securities of such series in definitive form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more registered global securities and, in such event, we will issue registered debt securities of such series in definitive form in exchange for all of the registered global securities representing debt securities of such series.

Limitation on Additional Indebtedness

        The Indenture provides that we will not and will not permit any Designated Subsidiary to create, assume, incur or guarantee any additional Indebtedness unless, after giving effect to the incurrence of such additional Indebtedness, the aggregate principal amount of the Total Funded Debt of MID and all of its Designated Subsidiaries considered on a consolidated basis does not exceed 50% of our Total Capitalization.

Negative Pledge re: Creation of Security

        The Indenture contains provisions to the effect that, so long as any of the debt securities remain outstanding, we will not, and will not permit any Designated Subsidiary to, create, grant, assume or suffer to exist any Lien on any of our properties or assets, or upon any of the property and assets of any Designated Subsidiary; provided that this covenant will not apply to or operate to prevent, among other things:

  (a)
  Liens securing our Indebtedness or Indebtedness of Designated Subsidiaries aggregating not in excess of 25% of the aggregate Net Tangible Assets of MID and our Designated Subsidiaries measured at the time such Liens are granted;

  (b)
  pre-existing Liens;

  (c)
  any Lien to secure a Purchase Money Obligation, subject to certain conditions; and

  (d)
  Liens to secure Indebtedness of any Designated Subsidiary owing by it to us, or any other Designated Subsidiary.

Successor Companies

        The Indenture provides that so long as any debt securities remain outstanding we will not:

  (a)
  enter into any transaction, whether by way of merger, consolidation, reconstruction, amalgamation (except an amalgamation pursuant to the Business Corporations Act (Ontario), as amended, or other amalgamation where the amalgamated corporation is by operation of law the successor to the obligations of MID, including the debt securities), lease or otherwise, whereby all or substantially all of our undertaking or assets would become the property of any other person (other than a conveyance or transfer referred to in paragraph (b) below) unless:

  (i)
  such other person is (A) a corporation, or (B) a person which is, or is wholly owned, directly or indirectly by, a real estate investment trust; and is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction (a "successor company");

  (ii)
  the successor company executes, prior to or contemporaneously with the consummation of such transaction, such documents as are in the opinion of counsel necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the debt securities and the interest thereon and the covenant of such successor company to pay the same and to observe and perform all of our covenants and obligations under the Indenture;

  (iii)
  immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an event of default; and

  (iv)
  the Trustee shall have received an opinion of counsel that after the consummation of such transaction the debt securities will continue to be valid and binding obligations of the successor company entitling holders of the debt securities, as against the successor company, to all of the rights of holders of the debt securities under the debt securities; or

  (b)
  convey or transfer all or substantially all of our undertaking or assets to another person, unless:

  (i)
  either (A) that other person guarantees all amounts payable under the debt securities or (B) that other person agrees to be bound by the terms of the Indenture and of the debt securities as principal debtor in our place and we guarantee all amounts payable under the debt securities;

  (ii)
  immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an event of default; and

  (iii)
  the Trustee shall have received an opinion of counsel that any guarantee or other agreement entered into in compliance with paragraph (i) above is a valid and binding obligation of the parties thereto, entitling the holders of the debt securities, as against the parties thereto, to the rights and benefits provided to the holders of the debt securities in such guarantee or other agreement.

Events of Default

        Unless otherwise provided in a prospectus supplement, the following events will constitute an Event of Default under the Indenture with respect to debt securities of any series: (i) our failure to pay principal of any debt security when the same becomes due, and such default continues for a period of three days; (ii) our failure to pay any interest on any debt security when the same becomes due, and such default continues for a period of 15 days; (iii) the making of an order which remains unstayed and in effect for 60 consecutive days, or the passing of an effective resolution for, our winding-up or liquidation, except in the course of carrying out or pursuant to a transaction with a permissible successor company; (iv) our institution of certain events of bankruptcy, insolvency or reorganization; (v) the rendering of a final judgment against us or any one or more Designated Subsidiaries in an aggregate amount in excess of $50,000,000 by a court of competent jurisdiction which remains undischarged and unstayed for a period of 60 days after the date on which the right to appeal has expired; (vi) if we or any Designated Subsidiary default in any payment of principal, premium (if any) or interest on any Indebtedness, the principal amount of which Indebtedness exceeds $50,000,000 in the aggregate (other than intercorporate Indebtedness owed to another Designated Subsidiary or to us, as the case may be) or fail to perform or observe any term, agreement or condition in respect of such Indebtedness (other than debt securities issued under the Indenture) and the effect of such default is to accelerate the payment of such Indebtedness or to permit the holder or holders of such Indebtedness (or a trustee on behalf of such holder or holders) to accelerate the payment of such Indebtedness prior to the stated maturity thereof, unless such default under such Indebtedness shall be remedied or cured by us or the Designated Subsidiary, as the case may be, or waived by the holder or holders of such Indebtedness within 10 days; (vii) our neglect to observe or perform any other covenant or condition to be observed or performed by us in the Indenture and such failure continues for 60 days after we have received notice of such failure; and (viii) any other events of default provided with respect to debt securities of that series.

        If an Event of Default with respect to the debt securities shall occur and be continuing, the Trustee may, in its discretion and will, upon receipt of a written requisition signed by the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding, declare the principal amount of and interest on all the debt securities and all other monies outstanding under the Indenture to be due and payable immediately.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of debt securities unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and other provisions set out in the Indenture, the holders of a majority in aggregate principal amount of the debt securities outstanding will have the right to direct the times, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        No holder of debt securities will have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the debt securities or for the execution of any trust or power under the Indenture or for the appointment of a liquidator or receiver or for a receiving order or to have us wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy under the Indenture, unless such holder shall have previously given to the Trustee written notice of the happening of an Event of Default, and the holders of a majority in aggregate principal amount of the debt securities outstanding shall have made written request or approved an extraordinary resolution, and offered reasonable indemnity, to the Trustee to institute such proceedings as trustee, and the Trustee shall have failed to institute such proceeding within a reasonable time after such notification, request and offer of indemnity.

        If an Event of Default has occurred under the Indenture, the holders of not less than a majority of the aggregate principal amount of the debt securities then outstanding shall have the power to instruct the Trustee to waive the default. In addition, the Trustee, so long as it has not become bound to institute any proceedings under the Indenture, shall have the power to waive the default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction or explanation made therefor.

Payment of Principal and Interest

        We will pay the principal of and premium, if any, and interest, if any, on the debt securities at the dates and places, in the currencies and in the manner described in the Indenture (less any tax required to be deducted or withheld). Unless otherwise provided in the applicable prospectus supplement, payment of interest, if any, on each debt security (less any tax required by law to be deducted or withheld) will be made by electronic funds transfer, if we and the Trustee are so directed in writing at least 15 business days prior to the relevant interest payment date by a holder of debt securities having an aggregate principal amount of Cdn.$1,000,000 or more, or by cheque mailed to the address of the holder of each debt security appearing on the registers maintained by the Trustee.

        Payments made in respect of debt securities represented by global securities registered in the name of a depository or its nominee will be made by wire transfer in immediately available funds to the account of such depository or its nominee, in accordance with such depository's normal procedures or as otherwise directed by such depository.

        Payments of principal of and premium, if any, on debt securities will be made against presentation and surrender thereof for cancellation at such places as are designated in the Indenture.

Share Payment Election

        So long as no Event of Default has occurred and is continuing, we may elect, in our sole discretion, to satisfy our obligation to pay the aggregate principal amount of any series of debt securities on the date it is payable under the Indenture (the "Stated Maturity Date") by delivering Class A Subordinate Voting Shares to the Trustee in accordance with the Indenture for sale to bidders in the manner described below. This election must be made no later than the earlier of: (i) the date required by applicable law or the rules of any stock exchange on which the debt securities are then listed; or (ii) 15 days prior to the Stated Maturity Date to which the election relates. In addition, we may elect to employ this share payment mechanic in respect of our obligation to pay the principal amount due on a redemption of debt securities, if applicable. Upon such an election being made and the completion of the delivery and sale mechanics with respect to the Class A Subordinate Voting Shares described in the following paragraph, the sole right of a holder of a debt security to receive the principal amount thereof will be to receive cash from the Trustee out of the proceeds of sale of the Class A Subordinate Voting Shares, plus any amount received by the Trustee from us in respect of any fractional Class A Subordinate Voting Share, in full satisfaction of our obligation to pay such principal amount and the holder shall have no further recourse to us in respect of such entitlement. Our obligation to pay accrued and unpaid interest on debt securities on the Stated Maturity Date or redemption date, as the case may be, shall be unaffected by any such election made by us.

        The Indenture provides that upon our exercise of this election, the Trustee shall: (i) accept bids with respect to Class A Subordinate Voting Shares on our behalf, as we shall direct in our absolute discretion; (ii) accept delivery of Class A Subordinate Voting Shares from us required to consummate sales contemplated by bids so accepted and cash in an amount equal to the value of any fractional Class A Subordinate Voting Share; (iii) consummate such sales of Class A Subordinate Voting Shares as we shall direct in our sole discretion, pursuant to share purchase agreements to be entered into between us, the Trustee and the applicable bidders, provided that the aggregate proceeds of all such sales must at least equal the aggregate principal amount or redemption price of debt securities payable on the Stated Maturity Date or redemption date, as applicable, specified in the notice, less any amount paid by us to the Trustee in respect of any fractional Class A Subordinate Voting Share; (iv) at our direction, invest the proceeds of such sales (together with any cash received from us in respect of any fractional Class A Subordinate Voting Share) in Canadian government securities specified by us which mature prior to the applicable Stated Maturity Date or redemption date, as the case may be; (v) deposit, one business day prior to the applicable Stated Maturity Date or redemption date, as the case may be, proceeds of the Canadian government securities in a segregated bank account; (vi) apply the funds held in the segregated bank account on the applicable Stated Maturity Date or redemption date, as the case may be, to payment of the principal amount or redemption price to the holders of record on the applicable record date and remit to us amounts, if any, in respect of income earned on the Canadian government securities or otherwise in excess of the aggregate of the amounts owing; and (vii) perform any other action necessarily incidental thereto.

        We have the right to withdraw a share payment election at any time prior to the consummation of the delivery and sale of Class A Subordinate Voting Shares pursuant to such election by delivering written notice to the Trustee, whereupon we shall be obligated to pay in cash all amounts payable on such Stated Maturity Date or redemption date, as the case may be.

        We will ensure that the bid and sale process of the Class A Subordinate Voting Shares pursuant to this share election mechanic will be conducted in compliance with all applicable securities laws in Canada and the United States, as well as the applicable rules and regulations of the Toronto Stock Exchange and New York Stock Exchange, and the laws, rules and regulations of any jurisdiction in which the Class A Subordinate Voting Shares may be offered for sale.

        We will indemnify and hold harmless the Trustee and (on an after-tax basis) the holders of debt securities, and any person who controls any such holder within the meaning of any applicable securities laws, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any such person in connection with defending or investigating any such action or claim) caused by or arising in connection with any Share Payment Election or any withdrawal thereof, except in each case for any losses, claims, damages or liabilities caused by any such person's negligence or wilful misconduct. If the indemnification provided for in this paragraph is unavailable to an indemnified person or insufficient in respect of any losses, claims, damages or liabilities referred to above, then we will contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of MID and such indemnified person and any other equitable considerations.

        Neither our making of the share payment election nor the consummation of, or the failure to consummate, sales of Class A Subordinate Voting Shares on the relevant date will: (i) result in the holders of the debt securities not being entitled to receive on the applicable Stated Maturity Date or redemption date, as the case may be, cash in an aggregate amount equal to the principal amount or redemption price due on such date; or (ii) entitle such holders to receive (a) cash in an aggregate amount greater than the amount to which such holders are otherwise entitled, or (b) any Class A Subordinate Voting Shares in satisfaction of our obligation to pay such principal amount.

Open Market Purchases

        We will have the right at any time, when we are not in default under the Indenture, to purchase the debt securities in the market, by tender or by private agreement at any price.

Defeasance and Discharge

        Under the terms of the Indenture, we will be discharged from any and all obligations in respect of the debt securities (except for, among other things, certain obligations with respect to provisions for payment of the debt securities and obligations to register the transfer or exchange of the debt securities, to replace stolen, lost or mutilated debt securities, and to pay the Trustee's remuneration), if: (i) we irrevocably deposit with the Trustee, in trust, monies and/or government securities (denominated in the currency in which such debt securities are payable) in an amount sufficient to pay and discharge all the principal of and interest on the debt securities on the dates such payments are due in accordance with the terms of such debt securities and all amounts due to the Trustee under the Indenture; (ii) no Event of Default shall have occurred and be continuing on the date of deposit or, with respect to certain events of bankruptcy or insolvency, at any time during the period ending on the 91st day after such deposit; (iii) the defeasance would not result in a breach or violation of the Indenture or any other material agreement to which we are a party or by which we are bound; and (iv) we shall have delivered to the Trustee an opinion of counsel qualified to practice in Canada to the effect that the holders of the debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts and in the same manner and at the same times as would have been the case had such defeasance not occurred, or an advance ruling from the Canada Revenue Agency to the same effect in respect of federal income tax and confirmation from such counsel that the relevant provincial or territorial income tax provisions are consistent with the federal provisions. Prior to depositing such amounts, we may give the Trustee notice, which shall be irrevocable, of our election to redeem any or all of the debt securities at a future date.

Modification of the Indenture and Debt Securities

        Without the consent of any holder of debt securities, we and the Trustee may make changes or corrections in the Indenture which are required for the purpose of curing or correcting any ambiguity, defect, inconsistency or clerical omission, provided that in the opinion of the Trustee, the rights of the Trustee and of the holders of debt securities are in no way prejudiced thereby. We and the Trustee may make other modifications and amendments to the Indenture by obtaining the 66 2/3% approval of the holders of the outstanding debt securities of each series that is affected; provided, however, that no such modification or amendment may, without the consent of holders of debt securities representing at least 95% of the debt securities of the relevant series affected thereby, be made to: (i) change the pari passu ranking of the debt securities as provided in the Indenture, the Stated Maturity Date, any date for payment of interest, the principal amount outstanding, currency of payments, rate of interest or accrued and unpaid interest, if any, or the redemption price of any debt security or adversely affect any right of repayment at the option of any holder of debt securities; (ii) materially impair the right to institute suit for the enforcement of any payment on or with respect to the debt securities on or after the due date thereof; (iii) reduce the percentage in principal amount of outstanding debt securities, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or reduce the quorum requirements for meetings of holders of debt securities; or (iv) modify any of the provisions of certain sections specified in the Indenture including the provisions summarized in this paragraph.

Governing Law

        The Indenture and the debt securities will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Certain Definitions

        The Indenture contains definitions substantially as follows:

        "Contingent Liabilities" of MID or a Designated Subsidiary at any time means the amount of all indebtedness and liabilities, contingent or otherwise, of any other person at such time,

  (a)
  guaranteed, directly or indirectly, in any manner by MID or the Designated Subsidiary including, without limitation, (i) by procuring the issue of letters of credit or other similar instruments for the benefit of that other person, (ii) by endorsement of bills of exchange (otherwise than for collection or deposit in the ordinary course of business), or (iii) by the other person assigning debts of MID or a Designated Subsidiary (whether or not represented by an instrument) with recourse to MID or a Designated Subsidiary;

  (b)
  in effect guaranteed, directly or indirectly, by MID or a Designated Subsidiary through an agreement, contingent or otherwise:

  (i)
  to purchase such indebtedness or liabilities or to advance or supply funds for the payment or purchase of such indebtedness or liabilities;

  (ii)
  to purchase, sell or lease (as lessee or lessor) property, products, materials or supplies or to purchase or sell services in circumstances where the primary purpose of such agreement was to provide funds to the debtor to enable the debtor to make payment of such indebtedness or liabilities or to provide goods or services to the debtor to enable it to satisfy other liabilities, regardless of the delivery or non-delivery of the property, products, materials or supplies or the provision or non-provision of the services, including take or pay or throughput agreements; or

  (iii)
  to make any loan, advance, capital contribution to or other investment in the other person for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition at any date or to provide funds for the payment of any liability, dividend or return of capital; or

  (c)
  secured by any Lien upon property owned by MID or a Designated Subsidiary, even though neither MID nor a Designated Subsidiary has assumed or become liable for the payment of such indebtedness or liabilities, provided that, if neither MID nor a Designated Subsidiary has assumed or become liable for such assumption, such indebtedness shall be deemed to be an amount equal to the lesser of (A) the amount of such indebtedness and liabilities and (B) the book value of such property;

For the purpose of the Indenture, the amount of any Contingent Liability shall be determined in accordance with generally accepted accounting principles, as set forth in MID's financial statements (including the notes thereto), and a person shall not be deemed to have a Contingent Liability if it is the co-maker of the primary obligation and shall have one Contingent Liability if it has guaranteed the obligations of more than one primary obligor with respect to the same primary obligation;

        "Designated Subsidiary" means any person that is a subsidiary of ours at the relevant time and is (i) a subsidiary of ours as of the time of execution of the Indenture, or (ii) a person that has become a subsidiary of ours after the execution of the Indenture and in respect of which we have provided a written election to such effect to the Trustee; provided, however, that "Designated Subsidiary" does not include any Title Nominee or MEC or any of its subsidiaries;

        "Indebtedness" means, with respect to any person at any particular time, the aggregate (without duplication) of the following amounts determined on a consolidated basis at such time:

  (a)
  indebtedness for money borrowed and indebtedness represented by notes payable and drafts accepted representing extensions of credit (including, as regards any note or draft issued at a discount, the face amount of such note or draft);

  (b)
  all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with generally accepted accounting principles;

  (c)
  all indebtedness upon which interest charges are customarily paid;

  (d)
  capital lease obligations; and

  (e)
  any Contingent Liability relating to an obligation of a type referred to in paragraphs (a) to (d) above;

for greater certainty, trade payables, expenses accrued in the ordinary course of business, customer advance payments and deposits received in the ordinary course of business shall not constitute Indebtedness; in addition, and notwithstanding anything contained in the foregoing definition, "Indebtedness" shall not include any indebtedness or obligations that by their terms are expressly subordinated to the debt securities;

        "Lien" means any mortgage, lien, pledge, assignment by way of security, charge, security interest, lease intended as security, title retention agreement, statutory right reserved in any governmental body, registered lease of real property, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance;

        "Net Tangible Assets" means the aggregate amount of all assets of MID and its Designated Subsidiaries after deducting therefrom (i) all current liabilities of MID and its Designated Subsidiaries, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles of MID and its Designated Subsidiaries, all as determined in accordance with generally accepted accounting principles;

        "Purchase Money Obligation" means any Indebtedness representing any unpaid part of, or incurred or assumed to pay or refinance the whole or any part of, the cost of acquisition of any property or asset acquired by us or a Designated Subsidiary intended to be used in carrying on our business or the business of such Designated Subsidiary and any expenditures made for fixed improvements thereto, if such borrowing is incurred or assumed within 24 months after the acquisition of such property or asset or the making of such expenditures, as the case may be, including capital lease obligations;

        "Title Nominee" means any of our subsidiaries whose sole function is to hold, and whose sole asset (other than nominal assets) is, legal title to real property (or to serve a substantially similar purpose or function in jurisdictions outside Canada and the United States of America);

        "Total Capitalization" of any person on any date means the aggregate of (i) the Total Funded Debt of such person, and (ii) the consolidated shareholders' equity of such person as disclosed in the balance sheet of such person as at the end of the most recently completed fiscal quarter and prepared in accordance with generally accepted accounting principles; provided that, notwithstanding generally accepted accounting principles, for the purpose of the Indenture, the consolidated shareholders' equity of MID or any Designated Subsidiary, as applicable, shall: (i) exclude consolidated shareholders' equity of MEC and its subsidiaries; and (ii) shall be calculated on the basis that joint venture interests of MID or any Designated Subsidiary are accounted for on an equity (and not a proportionate consolidation) basis if the recourse of any lender (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of Indebtedness of such joint venture is limited in all circumstances to the assets of the joint venture; and

        "Total Funded Debt" of any person on any date means the aggregate Indebtedness of such person on such date determined on a consolidated basis (without duplication) which matures by its terms on, or is renewable at the option of the obligor to, a date more than 12 months after the date of the original creation, assumption or guarantee thereof, provided that for the purpose of the Indenture, the Total Funded Debt of MID shall exclude: (i) the Total Funded Debt of MEC and its subsidiaries, except to the extent of any Indebtedness of MEC and its subsidiaries assumed or guaranteed by MID or any of its Designated Subsidiaries; and (ii) Indebtedness incurred in respect of joint venture interests of MID or any Designated Subsidiaries, provided that the recourse of any lender (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Indebtedness is limited in all circumstances to the assets of the joint venture.

RISK FACTORS

Structural Subordination

        We conduct a substantial portion of our operations through subsidiaries. We may rely on dividends and payments on loans made from our subsidiaries to generate the funds required to meet our debt service obligations, including payments that may be required in respect of the debt securities. The debt securities will be exclusively our obligations. Our subsidiaries are separate and distinct legal entities and have no obligation to pay the amounts that will be due on the debt securities or to make any funds available for the payment of amounts that will be due on the debt securities. Our subsidiaries will not guarantee any payments on the debt securities. The debt securities will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, unless otherwise specifically indicated in any applicable prospectus supplement. Our rights, and the rights of our creditors, including the rights of the holders of the debt securities to participate in any distribution of assets of any of our subsidiaries, if such subsidiary were to be liquidated or reorganized, is subject to the prior claims of the subsidiary's creditors.

Risk Factors Incorporated by Reference

        Prior to investing in a particular offering of debt securities you should consider, in addition to information contained in the prospectus supplement relating to that offering or in other documents incorporated by reference herein, the matters described under the heading "Risk Factors" in our Annual Information Form that is incorporated by reference herein as at the date of the prospectus supplement relating to the particular offering of debt securities.

PLAN OF DISTRIBUTION

        We may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and may also sell the debt securities to one or more purchasers directly or through agents. The prospectus supplement will set forth terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities or if the debt securities are to be offered on a non-fixed price basis, the proceeds to us from the sale of the debt securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions, or commissions, allowed or reallowed or paid by any underwriter to other dealers.

        Debt securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers.

        If, in connection with the offering of debt securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the debt securities at the initial offering price disclosed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the debt securities is less than the gross proceeds paid by the underwriters to us.

        Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the debt securities.

        The debt securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the Securities Act including, if contemplated in the applicable prospectus supplement, transactions under Rule 144A adopted under the Securities Act. Each underwriter, dealer and agent will agree that, except pursuant to an exemption from the Securities Act, it will not offer, sell or deliver any series of debt securities, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date for that series, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells such debt securities during the 40-day distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of such debt securities within the United States or to, or for the account or benefit of, U.S. persons. In addition, until 40 days after the commencement of the offering of a series or issue of debt securities, an offer or sale of debt securities of that series or issue within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

        Unless otherwise specified in a prospectus supplement relating to a series of debt securities, debt securities will not be listed on any securities exchange. Each series or issue of debt securities will be a new issue of securities with no established trading market. Any underwriters, dealers or agents to or through whom debt securities are sold by us for public offering and sale may make a market in the debt securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the debt securities of any series or issue will develop or as to the liquidity of any such trading market for the debt securities.

LEGAL MATTERS

        Certain legal matters in connection with any offering under this prospectus will be passed upon by Osler, Hoskin & Harcourt LLP for MID. The partners and associates of Osler, Hoskin & Harcourt LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of MID or any associates or affiliates of MID.

AUDITORS

        Our independent auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, P.O. Box 251, 222 Bay Street, Toronto, Ontario, M5K 1J7.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

        We have read the short form base shelf prospectus of MI Developments Inc. (the "Company") dated March 19, 2004 relating to the sale and issuance of debt securities of up to Cdn.$650,000,000 of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Directors of the Company on the combined balance sheets of MID as at December 31, 2002 and 2001 and the combined statements of income and changes in Magna's net investment and cash flows for each of the years in the three-year period ended December 31, 2002. Our report is dated February 24, 2003 (except as to note 23 which is as of August 18, 2003).

Toronto, Ontario (Signed) ERNST & YOUNG LLP
March 19, 2004 Chartered Accountants

CERTIFICATE OF MI DEVELOPMENTS INC.

Dated: March 19, 2004

        This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, the Northwest Territories, Yukon and Nunavut and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the Securities Act (Québec) and the regulations thereunder.

(Signed) BRIAN TOBIN Chief Executive Officer	(Signed) JOHN D. SIMONETTI Vice-President and Chief Financial Officer
On behalf of the Board of Directors:
(Signed) MANFRED JAKSZUS Director	(Signed) BARRY B. BYRD Director

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TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
OUR COMPANY
CREDIT RATINGS
USE OF PROCEEDS
DESCRIPTION OF THE DEBT SECURITIES
RISK FACTORS
PLAN OF DISTRIBUTION
LEGAL MATTERS
AUDITORS
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
AUDITORS' CONSENT
CERTIFICATE OF MI DEVELOPMENTS INC.